UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AsiaInfo-Linkage, Inc.

(Name of Company)

Common Stock, par value $0.01

(Title of Class of Securities)

04518A104

(CUSIP Number)

Power Joy (Cayman) Limited

c/o CITIC Capital Partners Management Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Attention: Vicki Hui, Venus Lam, Zhen Ji

+852 3710 6888

Edward Tian

Jean Qin Kong

PacificInfo Limited

Unit 906, Level 9, Cyberport 2

100 Cyberport Road

Hong Kong

+852 2122 8400

Jian (James) Ding

New Media China Investment I, Ltd.

28-7 Bishui Zhuangyuan, Changping District

Beijing 102206, People’s Republic of China

+(86) 10 5706-9898

Steve Zhang

c/o AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower

6 Zhongguancun South Street, Haidian District

Beijing 100086, People’s Republic of China

+(86) 10 8216-6688

With a copy to:

Mark J. Lehmkuhler

Davis Polk & Wardwell

The Hong Kong Club Building

3A Chater Road

Hong Kong

+852 2533 3300

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04518A104

1.	Names of Reporting Persons. Power Joy (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,282,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,282,800
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,282,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.5% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Power Joy (Cayman) Limited (“Power Joy”) is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders (each as defined herein). As a result, Power Joy may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Power Joy exclude those held by the Other Voting Shareholders and the Reporting Persons other than Power Joy, in each case as to which Power Joy expressly disclaims beneficial ownership.
(2)	Percentage calculated based on 72,794,429 shares of Common Stock outstanding as of May 9, 2013 (as provided by the Company).

CUSIP No. 04518A104

1.	Names of Reporting Persons. Edward Tian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,658,669 (1)
	8.	Shared Voting Power 2,087,704 (2)
	9.	Sole Dispositive Power 4,658,669 (1)
	10.	Shared Dispositive Power 2,087,704 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,746,373 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.3% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes: (i) 3,154,029 shares of Common Stock of the Company directly held by Edward Tian, (ii) 4,000 shares of Common Stock held in a revocable trust for the benefit of Mr. Tian’s daughter, Stephanie Tian, (iii) 1,493,943 shares of Common Stock beneficially held through PacificInfo Limited, a company organized and existing under the laws of the British Virgin Islands, which is wholly-owned by Mr. Tian (“PacificInfo”), and (iv) 6,697 shares of Common Stock underlying restricted stock units that will vest on August 7, 2013.
(2)	Includes 2,087,704 shares of Common Stock held by Mr. Tian’s spouse, Jean Qin Kong.
(3)	Mr. Tian is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, Mr. Tian may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Mr. Tian exclude those held by the Other Voting Shareholders and the Reporting Persons other than Mr. Tian, Ms. Kong and PacificInfo, in each case as to which Mr. Tian expressly disclaims beneficial ownership.
(4)	Percentage calculated based on 72,801,126 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 (as provided by the Company) and 6,697 shares underlying restricted stock units held by Mr. Tian.

CUSIP No. 04518A104

1.	Names of Reporting Persons. Jean Qin Kong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,087,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,087,704
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,087,704 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Ms. Kong is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, Ms. Kong may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Ms. Kong exclude those held by the Other Voting Shareholders and the Reporting Persons other than Ms. Kong, in each case as to which Ms. Kong expressly disclaims beneficial ownership.
(2)	Percentage calculated based on 72,794,429 shares of Common Stock outstanding as of May 9, 2013 (as provided by the Company).

CUSIP No. 04518A104

1.	Names of Reporting Persons. PacificInfo Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,493,943
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,493,943
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,943 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.1% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	PacificInfo Limited (“PacificInfo”) is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, PacificInfo may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by PacificInfo exclude those held by the Other Voting Shareholders and the Reporting Persons other than PacificInfo, in each case as to which PacificInfo expressly disclaims beneficial ownership.
(2)	Percentage calculated based on 72,794,429 shares of Common Stock outstanding as of May 9, 2013 (as provided by the Company).

CUSIP No. 04518A104

1.	Names of Reporting Persons. Jian (James) Ding
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,172,831 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,172,831 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,831 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes: (i) 983,187 shares of Common Stock of the Company held directly by Mr. Ding, (ii) 86,947 shares held in a grantor retained annuity trust for the benefit of Mr. Ding and his family, (iii) 96,000 shares beneficially held through New Media China Investment I, Ltd. (“New Media”), a company organized and existing under the laws of British Virgin Islands, which is wholly-owned by Mr. Ding and (iv) 6,697 shares of Common Stock underlying restricted stock units that will vest on August 7, 2013.
(2)	Mr. Ding is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, Mr. Ding may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Mr. Ding exclude those held by the Other Voting Shareholders and the Reporting Persons other than Mr. Ding and New Media, in each case as to which Mr. Ding expressly disclaims beneficial ownership.
(3)	Percentage calculated based on 72,801,126 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 (as provided by the Company) and 6,697 shares underlying restricted stock units held by Mr. Ding.

CUSIP No. 04518A104

1.	Names of Reporting Persons. New Media China Investment I, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 96,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 96,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	New Media China Investment I, Ltd. (“New Media”) is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, New Media may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by New Media exclude those held by the Other Voting Shareholders and the Reporting Persons other than New Media, in each case as to which New Media expressly disclaims beneficial ownership.
(2)	Percentage calculated based on 72,794,429 shares of Common Stock outstanding as of May 9, 2013 (as provided by the Company).

CUSIP No. 04518A104

1.	Names of Reporting Persons. Steve Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 236,154 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 236,154 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,154 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 104,904 shares of Common Stock of the Company and 131,250 shares issuable upon the exercise of vested options.
(2)	Mr. Zhang is a party to certain agreements described in Item 3 and Item 4 below, which agreements contain, among other things, voting agreements and limitations on the sale of Common Stock of the Company owned by the Reporting Persons and the Other Voting Shareholders. As a result, Mr. Zhang may be deemed to be a member of a “group,” within the meaning of
Section 13(d)(3) of the Act. Shares of Common Stock listed as beneficially owned by Mr. Zhang exclude those held by the Other Voting Shareholders and the Reporting Persons other than Mr. Zhang, in each case as to which Mr. Zhang expressly disclaims beneficial ownership.
(3)	Percentage calculated based on 72,925,679 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 (as provided by the Company) and 131,250 shares issuable upon the exercise of vested options held by Mr. Zhang.

This Schedule 13D (the “Schedule 13D”) is filed jointly by Power Joy (Cayman) Limited (“Power Joy”), Edward Tian (the “Founder”), Jean Qin Kong, PacificInfo Limited (“PacificInfo” and, together with the Founder and Jean Qin Kong, the “Founder Parties”), Jian (James) Ding, New Media China Investment I, Ltd. (“New Media”) and Steve Zhang. Power Joy, the Founder Parties, Jian (James) Ding, New Media and Steve Zhang are each referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons.”

The Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to AsiaInfo-Linkage, Inc., a Delaware corporation (the “Company”) and amends and supplements the statement on Schedule 13D filed on November 30, 2006 on behalf of Edward Tian with the United States Securities and Exchange Commission (the “SEC”), as amended and supplemented on December 30, 2009, February 14, 2011 and August 23, 2012 (as amended and supplemented to date, the “Founder Schedule 13D”). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Founder Schedule 13D.

Item 1. Security and Company

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of the Company. As of May 9, 2013, the Company has 72,794,429 shares of Common Stock outstanding, as provided by the Company. The principal executive offices of the Company are located at 4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, China.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k) of the Act.

The Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act and comprised of the Reporting Persons with respect to the transactions described in Item 3 and Item 4 of this Schedule 13D. Except as otherwise expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

(b)-(c) and (f) Power Joy is a Cayman Islands exempted company with limited liability. Power Joy is wholly owned by CITIC Capital China Partners II, L.P. (“CC China Partners II”). The principal business of Power Joy is that of an investment holding company. The principal business address of Power Joy is c/o CITIC Capital Partners Management Limited, 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

The Founder is a citizen of the People’s Republic of China. The Founder is the Chairman of China Broadband Capital Partners, L.P. and a Director of the Company. The business address of the Founder is Unit 906, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong.

Jean Qin Kong is a citizen of the United States. The address of Ms. Kong is Unit 906, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong.

PacificInfo is a British Virgin Islands investment holding company wholly owned by the Founder. The sole director of PacificInfo is the Founder. The principal business address of PacificInfo is Unit 906, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong.

Jian (James) Ding is a citizen of Hong Kong. Mr. Ding is the sole director of New Media and a Director of the Company. The business address of Mr. Ding is 28-7 Bishui Zhuangyuan, Changping District, Beijing 102206, China.

New Media is a British Virgin Islands investment holding company wholly owned by Mr. Ding. The sole director of New Media is Mr. Ding. The business address of New Media is 28-7 Bishui Zhuangyuan, Changping District, Beijing 102206, China.

Steve Zhang is a citizen of the United States. Mr. Zhang is the President and Chief Executive Officer of the Company. The business address of Mr. Zhang is 4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, China.

The name, business address, present principal occupation or employment, principal business address of such employer (if not the Reporting Person) and citizenship of each general partner, director, executive officer, controlling person and director and executive officer of any corporation ultimately in control of each Reporting Person, as applicable, is set forth on Schedule A.

(d)-(e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to an agreement and plan of merger, dated as of May 12, 2013 (the “Merger Agreement”), by and among (i) Skipper Limited, a Cayman Islands exempted company with limited liability (“Parent”), (ii) Skipper Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 (previously filed with the SEC by the Company on Form 8-K on May 13, 2013), and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately $745.3 million will be expended in acquiring 61,500,915 outstanding shares of Common Stock owned by public shareholders of the Company other than the Reporting Persons (the “Publicly Held Stock”). This amount includes the estimated funds required to (i) purchase the Publicly Held Stock and (ii) pay for the outstanding options and restricted stock units to purchase the Common Stock.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to a debt commitment letter, dated as of May 7, 2013 (the “Debt Commitment Letter”), by and among Merger Sub, Parent, Skipper Holdings Limited, a Cayman Islands exempted company with limited liability and the sole shareholder of Parent (“Holdco”), Power Joy and, as mandated lead arrangers, Bank of Taiwan, Cathay United Bank, Co., LTD., ICBC International Capital Limited, Maybank Investment Bank Berhad and Nomura International (Hong Kong) Limited (collectively, the “Mandated Lead Arrangers”) and, as lenders, Bank of Taiwan, New York Branch, Cathay United Bank, LTD. Los Angeles Agency, ICBC International Holdings Limited, Maybank International (L) Ltd. and Nomura Special Investments Singapore Pte. Ltd (collectively, the “Lenders”), and equity commitment letters, dated as of May 12, 2013 (the “Equity Commitment Letters”), by and among each of the Investors (as defined below) and Parent. The “Investors” include Power Joy, CITIC Capital (Tianjin) Equity Investment Limited Partnership (“CITIC RMB”), AlpInvest Partners Co-Investments 2011 II C.V. (“AlpInvest 2011 II”), AlpInvest Partners Co-Investments 2012 I C.V. (“AlpInvest 2012 I”), AlpInvest Partners Co-Investments 2012 II C.V. (“AlpInvest 2012 II” and, together with AlpInvest 2011 II and AlpInvest 2012 I, “Alpinvest”), CPEChina Fund L.P. (“CPEChina”), Al Gharrafa Investment Company (“Al Gharrafa”), Ellington Investments Pte. Ltd. (“Ellington”), CBC TMT III Limited (“CBC”) and InnoValue Capital Ltd. (“InnoValue”). Under the terms and subject to the conditions of the Debt Commitment Letter, the Mandated Lead Arrangers and Lenders will arrange and/or provide and/or underwrite (themselves or through their affiliates) $330 million in the aggregate of debt financing to Merger Sub to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letters, the Investors will provide equity financing of an approximate amount of $415 million to Parent to consummate the Merger. In addition, the Equity Commitment Letter by and among Power Joy and Parent provides, among other things, that Power Joy will (a) vote the shares of Common Stock it directly holds in favor of the adoption of the Merger Agreement and approval of the Merger and (b) contribute such shares to Parent prior to the effective time of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letters. Copies of the Debt Commitment Letter and the Equity Commitment Letters are filed as Exhibit 3 through Exhibit 13, and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, the Founder Parties, Jian (James) Ding, New Media and Steve Zhang (each a “Rollover Shareholder” and collectively, the “Rollover Shareholders”) entered into a rollover agreement (the “Rollover Agreement”) with Parent and Holdco, pursuant to which the Rollover Shareholders agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 8,010,714 shares of Common Stock in exchange for 8,010,714 ordinary shares of Holdco. The Reporting Persons expect that certain additional shareholders of the Company’s Common Stock may become parties to a rollover agreement on terms substantially similar to the Rollover Agreement prior to the Closing (as defined in the Merger Agreement). The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 14 and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

On May 13, 2013, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation. Under the terms of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time (the “Effective Time”) of the Merger will be converted automatically into the right to receive US$12.00 in cash without interest, except for Excluded Shares and Dissenting Shares (each as defined below), which will be automatically cancelled without any conversion thereof or any payment or distribution with respect thereto. An “Excluded Share” is a share of Common Stock held (i) in the treasury of the Company or (ii) by Parent or any direct or indirect wholly-owned subsidiary of Parent (including Merger Sub) immediately prior to the Effective Time, including each share of Common Stock to be contributed to Parent by Power Joy and the Rollover Shareholders. A “Dissenting Share” is a share of Common Stock held by a stockholder who is entitled to demand and properly demands appraisal of such Share pursuant to, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware, as amended. The Merger is subject to the approval of the Company’s stockholders and various other closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Stock. If the Merger is consummated, the Common Stock will no longer be traded on the NASDAQ Global Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the members of the buyer consortium. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Other Voting Shareholders (as defined below) and the Rollover Shareholders (each a “Voting Shareholder” and collectively, the “Voting Shareholders”), who collectively own approximately 11.8% of the outstanding Common Stock, entered into a voting agreement (the “Voting Agreement”) with Parent and Holdco, pursuant to which each of the Voting Shareholders has agreed (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their Common Stock to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all their Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger, (iii) to vote or cause to be voted at such meeting all their Common Stock against the approval of any alternative transaction proposal or any other action contemplated by an alternative transaction proposal and (iv) appoint Parent and any other designee of Parent as irrevocable proxy and attorney-in-fact (with full power of substitution) to vote all their Common Stock. The “Other Voting Shareholders” include Jun (Michael) Wu, an Executive Vice President and the Chief Financial Officer of the Company, Yadong Jin, an Executive Vice President, the Chief Technology Officer and the General Manager of Marketing of the Company, and Guoxiang Liu, an Executive Vice President of the Company. The Reporting Persons expect that certain additional shareholders of the Company’s Common Stock may become parties to the Voting Agreement prior to the Closing (as defined in the Merger Agreement). The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 15, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Merger Sub, Parent, Holdco, the Investors, Skipper Investment Limited, a wholly-owned subsidiary of Power Joy and the sole shareholder of Holdco, the Founder, PacificInfo and CITIC Capital MB Investment Limited (“CITIC Capital MB”), (collectively, the “Consortium Members”) entered into a consortium agreement (the “Consortium Agreement”). Under the terms of the Consortium Agreement, the Consortium Members agreed to, among other things, (i) authorize Power Joy and the Founder to take actions in connection with the Merger Agreement, Debt Commitment Letter, Equity Commitment Letters and Rollover Agreement and (ii) share certain fees and expenses in the event the Merger is not consummated. The Reporting Persons expect that certain additional shareholders of the Company’s Common Stock may become parties to the Consortium Agreement prior to the Closing (as defined in the Merger Agreement). The information disclosed in this paragraph is qualified in its entirety by reference to the Consortium Agreement, a copy of which is filed as Exhibit 16, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Power Joy, CITIC Capital MB, CPEChina, CBC and InnoValue (each a “Guarantor” and collectively, the “Guarantors”) each entered into a limited guarantee with the Company (each a “Limited Guarantee” and collectively, the “Limited Guarantees”), pursuant to which each Guarantor irrevocably and unconditionally guaranteed, subject to certain conditions, Parent’s and/or Merger Sub’s termination fee and certain reimbursement and indemnification obligations of Parent and/or Merger Sub under the Merger Agreement; provided that each Guarantor’s payment obligation under its respective Limited Guarantee will not exceed the percentage of Parent’s and/or Merger Sub’s termination fee and reimbursement and indemnification obligations each as set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantees, copies of which are filed as Exhibit 17 through Exhibit 21 (previously filed with the SEC by the Company on Form 8-K on May 13, 2013), and are incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Ellington entered into a payment agreement with the Company (the “Payment Agreement”), pursuant to which Ellington irrevocably and unconditionally covenanted, subject to certain conditions, to pay Parent’s and/or Merger Sub’s termination fee and certain reimbursement and indemnification obligations of Parent and/or Merger Sub under the Merger Agreement; provided that Ellington’s payment obligation under the Payment Agreement will not exceed the percentage of Parent’s and/or Merger Sub’s termination fee and reimbursement and indemnification obligations as set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Payment Agreement, a copy of which is filed as Exhibit 22 (previously filed with the SEC by the Company on Form 8-K on May 13, 2013), and is incorporated herein by reference in its entirety.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or Schedule A, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company

(a)-(b) Except as otherwise provided herein, the following disclosure assumes that there are 72,794,429 total shares of Common Stock outstanding as of May 9, 2013, as provided by the Company.

Power Joy: As of the filing date, Power Joy directly holds 3,282,800 shares, representing approximately 4.5% of the outstanding Common Stock of the Company. Power Joy has sole power to vote and to dispose of 3,282,800 shares. As the sole shareholder of Power Joy, CC China Partners II shares voting and dispositive control over the shares of Common Stock held by Power Joy.

Founder Parties: As of the filing date, the Founder directly holds and has the sole voting and dispositive power over 3,154,029 shares of Common Stock and 6,697 shares of Common Stock underlying restricted stock units that will vest on August 7, 2013, representing in total approximately 4.3% of the Common Stock of the Company, based on 72,801,126 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 and 6,697 shares underlying restricted stock units held by the Founder. The Founder deposited 4,000 shares of Common Stock in a revocable trust for the benefit of his daughter, Stephanie Tian. By virtue of his power to revoke the trust, the Founder shares voting and dispositive control over the shares deposited in the trust. The Founder is thereby deemed to have beneficial ownership of such shares of Common Stock. The Founder is also the sole shareholder of PacificInfo. PacificInfo directly holds 1,493,943 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock. The Founder shares voting and dispositive control over the shares of Common Stock held by PacificInfo. The Founder is thereby deemed to have beneficial ownership of such shares of Common Stock. Ms. Kong directly holds 2,087,704 shares of Common Stock, representing approximately 2.9% of the outstanding shares of Common Stock. By virtue of his spousal relationship with Ms. Kong, the Founder is deemed to have shared voting and dispositive powers with respect to the shares of Common Stock held by Ms. Kong. The Founder is thereby deemed to have beneficial ownership of such shares of Common Stock.

Jian (James) Ding and New Media: As of the filing date, Mr. Ding directly holds and has the sole voting and dispositive power over 983,187 shares of Common Stock and 6,697 shares of Common Stock underlying restricted stock units that will vest on August 7, 2013, representing in total approximately 1.4% of the outstanding Common Stock of the Company, based on 72,801,126 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 and 6,697 shares underlying restricted stock units held by Mr. Ding. Mr. Ding deposited 86,947 shares of Common Stock in a grantor retained annuity trust for the benefit of Mr. Ding and his family. By virtue of his power to revoke the trust, Mr. Ding shares voting and dispositive control over the shares deposited in the trust. Mr. Ding is thereby deemed to have beneficial ownership of such shares of Common Stock. Mr. Ding is also the sole shareholder of New Media. New Media directly holds 96,000 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock. Mr. Ding shares voting and dispositive control over the shares of Common Stock held by New Media. Mr. Ding is thereby deemed to have beneficial ownership of such shares of Common Stock.

Steve Zhang: As of the filing date, Mr. Zhang directly holds 104,904 shares and vested options to purchase 131,250 shares, representing in total approximately 0.3% of the Common Stock of the Company, based on 72,925,679 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013 and 131,250 shares issuable upon the exercise of vest options held by Mr. Zhang. Mr. Zhang has sole power to vote and to dispose of 236,154 shares.

By reason of the agreements described in Item 3 and Item 4 above, the Reporting Persons may be deemed to beneficially own and have the shared voting power to vote or to direct the vote of (but no power to dispose of or to direct the disposition of) 12,098,866 shares of Common Stock (the “Reporting Persons’ and Other Voting Shareholders’ Shares”), representing approximately 16.6% of the outstanding Common Stock of the Company, based on 73,005,073 shares of Common Stock, including 72,794,429 shares outstanding as of May 9, 2013, 197,250 shares issuable upon the exercise of vested options held by Mr. Zhang and the Other Voting Shareholders and 13,394 shares underlying restricted stock units held by the Founder and Mr. Ding. The Reporting Persons’ and Other Voting Shareholders’ Shares include each of the following: (1) 6,746,373 shares of Common Stock held by the Founder Parties, (2) 3,282,800 shares of Common Stock held by Power Joy, (3) 1,076,831 shares of Common Stock held by Jian (James) Ding, (4) 96,000 shares of Common Stock held by New Media, (5) 236,154 shares of Common Stock held by Steve Zhang, (6) 35,000 shares of Common Stock and 22,000 shares issuable upon the exercise of vested options held by Jun (Michael) Wu, (7) 53,334 shares of Common Stock and 22,000 shares issuable upon the exercise of vested options held by Yadong Jin and (8) 506,374 shares of Common Stock and 22,000 shares issuable upon the exercise of vested options held by Guoxiang Liu.

Except as set forth in this Item 5(a)-(b), none of Reporting Persons, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(c) Except for the transactions described in Item 4 above, there were no transactions in the Common Stock of the Company effected by the Reporting Person during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The information set forth or incorporated in Item 3 and Item 4 above is hereby incorporated herein by reference.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement by and among the Reporting Persons, dated May 13, 2013.

2.	Agreement and Plan of Merger by and among Parent, Merger Sub and the Company, dated May 12, 2013 (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Company on May 13, 2013).

3.	Debt Commitment Letter by and among Merger Sub, Parent, Holdco, Power Joy, the Lenders and the Mandated Lead Arrangers, dated May 7, 2013.

4.	Equity Commitment Letter by Power Joy in favor of Parent, dated May 12, 2013.

5.	Equity Commitment Letter by CITIC RMB in favor of Parent, dated May 12, 2013.

6.	Equity Commitment Letter by CPEChina in favor of Parent, dated May 12, 2013.

7.	Equity Commitment Letter by Al Gharrafa in favor of Parent, dated May 12, 2013.

8.	Equity Commitment Letter by Ellington in favor of Parent, dated May 12, 2013.

9.	Equity Commitment Letters by AlpInvest 2011 II in favor of Parent, dated May 12, 2013.

10.	Equity Commitment Letters by AlpInvest 2012 I in favor of Parent, dated May 12, 2013

11.	Equity Commitment Letters by AlpInvest 2012 II in favor of Parent, dated May 12, 2013

12.	Equity Commitment Letter by CBC in favor of Parent, dated May 12, 2013.

13.	Equity Commitment Letter by InnoValue in favor of Parent, dated May 12, 2013.

14.	Rollover Agreement by and among the Rollover Shareholders, Parent and Holdco, dated May 12, 2013.

15.	Voting Agreement by and among the Voting Shareholders, Parent and Holdco, dated May 12, 2013.

16.	Consortium Agreement by and among the Consortium Members, dated May 12, 2013.

17.	Limited Guarantee by Power Joy in favor of the Company, dated May 12, 2013 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company on May 13, 2013).

18.	Limited Guarantee by CITIC Capital MB in favor of the Company, dated May 12, 2013 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Company on May 13, 2013).

19.	Limited Guarantee by CPEChina in favor of the Company, dated May 12, 2013 (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Company on May 13, 2013).

20.	Limited Guarantee by CBC in favor of the Company, dated May 12, 2013 (incorporated herein by reference to Exhibit 10.5 to the Form 8-K filed by the Company on May 13, 2013).

21.	Limited Guarantee by InnoValue in favor of the Company, dated May 12, 2013 (incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by the Company on May 13, 2013).

22.	Payment Agreement by and among Ellington and the Company, dated May 12, 2013 (incorporated herein by reference to Exhibit 10.6 to the Form 8-K filed by the Company on May 13, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2013

POWER JOY (CAYMAN) LIMITED

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorised Signatory

EDWARD TIAN

By:	/s/ Edward Tian
	Name:	Edward Tian

JEAN QIN KONG

By:	/s/ Jean Qin Kong
	Name:	Jean Qin Kong

PACIFICINFO LIMITED

By:	/s/ Edward Tian
	Name:	Edward Tian
	Title:	Director

JIAN (JAMES) DING

By:	/s/ Jian Ding
	Name:	Jian Ding

NEW MEDIA CHINA INVESTMENT I, LTD.

By:	/s/ Jian Ding
	Name:	Jian Ding
	Title:	Director

STEVE ZHANG

By:	/s/ Steve Zhang
	Name:	Steve Zhang

SCHEDULE A

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF POWER JOY (CAYMAN) LIMITED

The name, business address, title, present principal occupation or employment of each of the controlling persons, directors of Power Joy (Cayman) Limited are set forth below. As of the date hereof, Power Joy (Cayman) Limited does not have any executive officers. If no business address is given, the controlling person’s, director’s or officer’s business address is c/o CITIC Capital Partners Management Limited, 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. Unless otherwise indicated, each employer set forth opposite an individual’s name refers to Power Joy (Cayman) Limited.

Name, Citizenship and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
Brian Joseph Doyle, United States, Unit 4101, CITIC Square, 1168 Nanjing West Road, Shanghai 200041, People’s Republic of China	Managing Partner, CITIC Capital Partners Limited
Chan Kai Kong, Singapore	Chief Financial Officer and Senior Managing Director, CITIC Capital Holdings Limited
Rikizo Matsukawa, Japan, 10/F Hirakawacho Mori Tower, 2-16-1 Hirakawacho, Chiyoda-ku, Tokyo 102-0093, Japan	Managing Director, CITIC Capital Partners Limited

Name, Place of Organization and Business Address
Controlling Person[1]
CITIC Capital China Partners II, L.P., Cayman Islands

General Partner of the Controlling Person
CCP II GP Ltd., Cayman Islands

Name, Citizenship and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors of the General Partner of the Controlling Person
Brian Joseph Doyle, United States, Unit 4101, CITIC Square, 1168 Nanjing West Road, Shanghai 200041, People’s Republic of China	Managing Partner, CITIC Capital Partners Limited
Chan Kai Kong, Singapore	Chief Financial Officer and Senior Managing Director, CITIC Capital Holdings Limited
Rikizo Matsukawa, Japan, 10/F Hirakawacho Mori Tower, 2-16-1 Hirakawacho, Chiyoda-ku, Tokyo 102-0093, Japan	Managing Director, CITIC Capital Partners Limited

1   As of the date hereof, CITIC Capital China Partners II, L.P. does not have any directors or executive officers.